NO ACT

PE
1-8-16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15008391

DIVISION OF
CORPORATION FINANCE

February 9, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public Availability: 9-4-16

Marc O. Williams
Davis Polk & Wardwell LLP
marc.williams@davispolk.com

Re: Morgan Stanley
Incoming letter dated January 8, 2016

Dear Mr. Williams:

This is in response to your letters dated January 8, 2016 and February 9, 2016 concerning the shareholder proposal submitted to Morgan Stanley by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 5, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarrah@aflcio.org

February 9, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Morgan Stanley
Incoming letter dated January 8, 2016

The proposal requests that the board adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service.

We are unable to concur in your view that Morgan Stanley may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Morgan Stanley may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

New York
Menlo Park
Washington DC
São Paulo
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

February 9, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On January 8, 2016, we submitted a letter (the "**No-Action Request**") on behalf of Morgan Stanley, a Delaware corporation (the "**Company**"), requesting confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement if, in reliance on Rule 14a-8, the Company omits from the proxy materials it intends to distribute in connection with its 2016 Annual Meeting of Shareholders (the "**2016 Proxy Materials**") the shareholder proposal and supporting statement (the "**Proposal**") submitted by the American Federation of Labor and Congress of Industrial Organizations, on behalf of the AFL-CIO Reserve Fund (the "**Proponent**").

The No-Action Request indicated the Company's belief that the Proposal could be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is so impermissibly vague and indefinite as to be inherently misleading in violation of Rule 14a-9.

On February 5, 2016, the Proponent provided the Company with a copy of a letter to the Staff dated February 5, 2016 responding to the No-Action Request (the "**Response Letter**") and disagreeing with the Company's arguments that the Proposal is excludable. For the reasons discussed below and in the No-Action Request, the Company continues to believe that the Proposal may be excluded. A copy of this letter is being sent simultaneously to the Proponent electronically and via overnight courier.

A. <u>The Proposal's Failure to Define the Key Term "Senior Executives" Renders the Propose Vague and Indefinite.</u>

All of the Company's employees who receive equity-based awards have the same governmental service vesting provisions that the Proposal seeks to prohibit. The No-Action Request argued that because the Proposal fails to define the key term "senior executives," it is not possible for the Company or its shareholders, based on the language of the Proposal, to determine the subset of individuals within this group of employees to whom the Proposal is intended to apply and, therefore, how to implement the Proposal.

The Response Letter defends the Proposal by pointing to the definition of "executive officer" contained in Rule 3b-7 and the definition of "officer" contained in Rule 16a-1(f). But these definitions cannot save the Proposal for two reasons. First, neither of these terms is the one actually used in the Proposal – rather, the Proposal refers to "senior executives." Second, the Proposal does not indicate that these are the definitions to which the Company or its shareholders should look. That is, having seen the No-Action Request, the Proponent now points to these definitions after the fact, but shareholders voting on the Proposal will not know that one or both of these defined terms is what the (different) term "senior executives" means for purposes of the Proposal. Likewise, if the Proposal were to be adopted, the Company would not know with reasonable certainty exactly what the shareholders believed they were asking the Company to do when they voted on the Proposal or how to implement faithfully the Proposal.

Far from clarifying the ambiguities in the Proposal, the Response Letter actually exacerbates the confusion. The two definitions of "executive officer" and "officer" that the Response Letter points to, as referenced above, are not the same as each other and neither definition is referenced in the Proposal itself. Which one should be applied? The Response Letter also confusingly asserts that "the term 'senior executives' extends beyond the five named executive officers whose compensation is required to be disclosed in company proxy statements." However, there is nothing in the Proposal that states that the term "senior executives" extends beyond the "named executive officers." In fact, the only individual referenced in the Proposal is the "Company Chairman and CEO James Gorman," who is a "named executive officer" of the Company (as such term is defined under Item 402 of Regulation S-K). Shareholders voting on the Proposal will not know that the term "senior executives" is not meant to refer to "named executive officers," which lends further weight to the argument that the Proposal is inherently misleading.

The Response Letter also misses the point as to why the Company believes that the Proposal is distinguishable from prior occasions where the Staff has not agreed that certain proposals are excludable for failure to define "senior executives," for instance, *Citigroup Inc.* (March 10, 2015) and *Morgan Stanley* (March 10, 2015). As explained in the No-Action Request, the Proponent's previous proposals in *Citigroup Inc.* (March 10, 2015) and *Morgan Stanley* (March 10, 2015) called for additional disclosure in a report. In contrast, the Proposal imposes a real economic impact on the subset of employees to whom the Proposal is applicable, relative to those to whom the Proposal is not applicable, and the Company will have to draw a line to determine this subset of employees in the absence of direction from the Proposal and without knowing with reasonable certainty the intent of shareholders when they voted for the Proposal.[1] The fact that the Company is not required to violate existing contractual obligations, as the Response Letter argues, is not relevant – if the Proposal is adopted, the Company will have to make such a determination even if it is not required to violate existing contractual obligations, e.g., for future contractual obligations. The Company therefore continues to believe that the Proposal's failure to define the term "senior executives" renders the Proposal excludable under Rule 14a-8(i)(3).

B. The Company and its Shareholders are Not Able to Determine with Reasonable Certainty the Actions Required by the Proposal.

The Proposal states that "this policy...shall apply only to equity awards *or* plan amendments that shareholders approve after the date of the 2016 annual meeting" (emphasis added). The No-Action Request noted the following ways in which this sentence is ambiguous – and therefore the application of the Proposal were it to be adopted:

- It is ambiguous if the policy applies to just equity awards, just plan amendments or both.

- If the policy applies to equity awards, it is ambiguous if the policy applies to "equity awards....that shareholders approve after the date of the 2016 annual meeting" or to "equity awards....after the date of the 2016 annual meeting."

- If the policy applies to "equity awards....after the date of the 2016 annual meeting," it is ambiguous if the policy refers to awards made after the date of the 2016 annual meeting, or all awards after the date of the 2016 annual meeting, regardless of when made.

- It is ambiguous if the policy applies to new equity plans.

The Response Letter now asserts that the policy is to apply to equity awards *made* after the date of the 2016 annual meeting *and* to any plan amendments made after the date of the 2016 annual meeting. However, the Proponent's after the fact explanation of the meaning of the Proposal is of no use to shareholders who, presented only with the language of the Proposal itself, would not be in a position to determine the effect of adopting the Proposal. In addition, the Response Letter – like the Proposal itself – fails to address if the policy is intended to apply to new equity plans, and thus the Company cannot know with reasonable certainty what action is called for with respect to new equity plans if the Proposal were adopted by shareholders. The Company continues to believe that the ambiguity in the Proposal provides sufficient basis for the exclusion of the Proposal under Rule 14a-8(i)(3).

---

[1] Although the Staff recently declined to agree that a substantially similar proposal is excludable (*see Lazard Ltd* (January 20, 2016)), we respectfully submit that the Staff did not have the opportunity to consider this argument in the context of that submission.

CONCLUSION

For these reasons and the reasons stated in the No-Action Request, the Company continues to believe that the Proposal may be properly excluded from the 2016 Proxy Materials. Please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com if you should have any questions or need additional information.

Respectfully yours,



Marc O. Williams

Attachment

cc: Martin Cohen, Corporate Secretary, Morgan Stanley

Robert E. McGarrah, Jr., Esq., AFL-CIO

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 5, 2016

Via electronic mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Morgan Stanley's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Morgan Stanley (the "Company"), by letter from the Company's counsel dated January 8, 2016, that it may exclude a shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") from the Company's proxy statement and form of proxy for the Company's 2016 Annual Meeting of Shareholders.

I. Introduction

Proponent's shareholder proposal requests:

> that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").
>
> For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

The Company's January 8, 2016 letter to the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") wrongly claims that the Proposal may be properly omitted from its 2016 proxy materials pursuant to Rule 14a-8(i)(3) "because the Proposal is so impermissibly vague and indefinite...[it] does not define the term 'senior executives' – which is essential to the implementation of the Proposal – and is open to conflicting interpretations as to the actions that the Company would be required to take to implement the Proposal." The Company's request that Staff concur with its intention to exclude the Proposal should be rejected for the reasons below.

II. The Proposal's use of the term "senior executives" is not vague and indefinite and therefore may not be excluded pursuant to Rule 14a-8(i)(3).

The Company argues that the Proposal is inherently vague and indefinite and therefore excludable pursuant to Rule 14a-8(i)(3) because the Proposal does not define the term "senior executives." However, the Staff previously rejected an identical Rule 14a-8(i)(3) claim with respect to the Proponent's proposal in *Lazard* (January 20, 2016) which had unsuccessfully argued that the Proponent's failure to define the term "senior executive" rendered the proposal in question inherently vague and indefinite. See also *Citigroup Inc.* (March 10, 2015) and *Morgan Stanley* (March 10, 2015).

Although *Staff Legal Bulletin 14A* (July 12, 2002) does not define "senior executives" for the purpose of Rule 14a-8 shareholder resolutions, the term "senior executives" extends beyond the five named executive officers whose compensation is required to be disclosed in company proxy statements. The SEC defines a corporate "officer" in Rule 16a-1(f) and an "executive officer" in Rule 3b-7, both under the Securities Exchange Act of 1934 (the "Exchange Act"). Under these rules, the determination of who is a senior executive is a fact based inquiry.

Rule 3b-7 states:

The term executive officer, when used with reference to a registrant, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.

Rule 16a-1(f) states:

> The term "officer" shall mean an issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of issuer's parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

Attempting to distinguish the Proposal from the Proponent's previous shareholder proposal in *Morgan Stanley* (March 10, 2015), the Company argues that the instant Proposal "is calling for a policy which may have a real economic impact on the affected individuals" and that this fact "magnifies the defect" in the Proposal. This argument, however, ignores the fact that the Proposal specifies that:

> This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

For this reason, the Company's argument that the Staff should set aside its previous decisions regarding the definition of "senior executives" is without merit.

III. Stockholders and the Company are able to determine with reasonable certainty exactly what actions or measures the Proposal requires.

The Company also inaccurately claims that the third paragraph of the Proposal is vague and misleading because it states that the requested policy "shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting." The Company argues that the use of the disjunctive "or" in this sentence means that the requested policy could apply to equity awards submitted to shareholder approval after the 2016 annual meeting or to plan amendments that are submitted to shareholders after the 2016 annual meeting.

However, when read in the context of the entire Proposal, the meaning of paragraph three is clear that the Proposal is intended to be forward looking to future awards and plan amendments. The natural reading of paragraph three is that the Proposal's requested policy shall only apply to equity awards made after the date of the 2016 annual meeting, and that any Plan amendments made after the date of the 2016 annual meeting should also comply with the policy requested by the Proposal.

Securities and Exchange Commission
February 5, 2016
Page Four

In In Staff Legal Bulletin No. 14B (September 15, 2004), the Staff explained its approach to requests to exclude vague or indefinite shareholder proposals under Rule 14a-8(i)(3):

> the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result;

Under this standard, any ambiguity in the meaning of paragraph three of the Proposal does not render the Proposal so inherently vague that shareholders or the Company will not be able to determine with reasonable certainty exactly what actions or measures the Proposal requires. Because the Proposal is only a recommendation to the Board of Directors, shareholders will reasonably assume that the Board of Directors will use its judgement to determine when to apply the requested policy. For this reason, the Company's request to exclude the Proposal for vagueness should be rejected.

IV. Conclusion

For the above reasons, the Company has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(i)(3) on the grounds that the Proposal is misleading or vague. Since Company has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal, the Proposal should come before the Company's shareholders at the 2016 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy of this letter to the Company's Corporate Secretary and counsel.

Sincerely,



Robert E. McGarrah, Jr., Esq.
Office of Investment

REM/sdw
opeiu #2, afl-cio

cc: Martin Cohen, Corporate Secretary, Morgan Stanley
Marc O. Williams, Esq.

New York
Menlo Park
Washington DC
London
Paris
Madrid
Tokyo
Beijing
Hong Kong

Davis Polk

Marc O. Williams

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 6145 tel
212 701 5843 fax
marc.williams@davispolk.com

January 8, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Morgan Stanley, a Delaware corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal dated November 17, 2015 (the "**Proposal**") submitted by the American Federation of Labor and Congress of Industrial Organizations, on behalf of the AFL-CIO Reserve Fund (the "**Proponent**"), via e-mail and UPS on November 17, 2015 for inclusion in the proxy materials Morgan Stanley intends to distribute in connection with its 2016 Annual Meeting of Shareholders (the "**2016 Proxy Materials**"). The Proposal is attached hereto as Exhibit A.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, Morgan Stanley omits the Proposal from the 2016 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before Morgan Stanley plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2016 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal asks that the shareholders of the Company adopt the following resolution:

> RESOLVED: Shareholders of Morgan Stanley (the "Company") request that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

SUPPORTING STATEMENT:

Our Company provides its senior executives with vesting of equity-based awards after their voluntary resignation of employment from the Company to pursue a career in government service. In other words, our Company gives a "golden parachute" for entering government service. For example, Company Chairman and CEO James Gorman was entitled to $9.35 million in vesting of equity awards if he had a government service termination on December 31, 2013.

At most companies, equity-based awards vest over a period of time to compensate executives for their labor during the commensurate period. If an executive voluntarily resigns before the vesting criteria are satisfied, unvested awards are usually forfeited. While government service is commendable, we question the practice of our Company providing accelerated vesting of equity-based awards to executives who voluntarily resign to enter government service.

The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's equity incentive compensation plan's award certificates contain a "Governmental Service Termination" clause that provides for the vesting of equity awards for executives who voluntarily resign to pursue a government service career (subject to certain conditions).

We believe that compensation plans should align the interests of senior executives with the long-term interests of the Company. We oppose compensation plans that provide windfalls to executives that are unrelated to their performance. For these reasons, we question how our Company benefits from providing Government Service Golden Parachutes. Surely our Company does not expect to receive favorable treatment from its former executives?

For these reasons, we urge shareholders to vote FOR this proposal.

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly omitted from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is so impermissibly vague and indefinite as to be inherently misleading in violation of Rule 14a-9. In particular, the Proposal does not define the term "senior executives" – which is essential to the implementation of the Proposal – and is open to conflicting interpretations as to the actions that the Company would be required to take to implement the Proposal.

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff clarified in Staff Legal Bulletin No. 14B (CF) (September 15, 2004) that exclusion under Rule 14a-8(i)(3) is appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . ."

The Staff has consistently concurred that a shareholder proposal relating to executive compensation may be excluded under Rule 14a-8(i)(3) where aspects of the proposal are ambiguous, thereby resulting in the proposal being so vague or indefinite that it is inherently misleading. A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation. Where proposals fail to define key terms or otherwise fail to provide guidance on their implementation, the Staff has allowed the exclusion of shareholder proposals concerning executive compensation. *See The Boeing Company* (March 2, 2011) (concurring with the exclusion of a proposal that requested, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); *General Electric Company* (January 21, 2011) (proposal requesting that the compensation committee make specified changes to compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Verizon Communications Inc.* (February 21, 2008) (proposal requesting that the board of directors adopt a new senior executive compensation policy incorporating criteria specified in the proposal failed to define critical terms and was internally inconsistent); *Prudential Financial, Inc.* (February 16, 2006) (proposal requesting that the board of directors seek shareholder approval for certain compensation programs failed to define critical terms, was subject to conflicting interpretations and was likely to confuse shareholders); *General Electric Company* (February 5, 2003) (proposal urging the board of directors to seek shareholder approval of certain compensation failed to define critical terms or otherwise provide guidance concerning its implementation); and *General Electric Company* (January 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Staff has also regularly concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposal "may be subject to differing interpretations." *See Wendy's International Inc.* (February 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be unclear); *Peoples Energy Corporation* (November 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be unclear); and *Exxon Corporation* (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations).

A. The Proposal Fails to Define the Key Term "Senior Executives," Which is Subject to Differing Interpretations.

The Proposal falls within the criteria for exclusion established by the Staff under Rule 14a-8(i)(3) because a key term in the Proposal – "senior executives" – is vague, indefinite and undefined and the application of the term is subject to differing interpretations. As a result, the Proposal fails to provide sufficient guidance concerning its implementation.

The Proposal applies to equity-based awards for "senior executives," but it fails to provide a definition of this key term. It is critical to the implementation of the Proposal that this term is defined because all of the Company's employees who receive equity-based awards have the same governmental service vesting provisions that the Proposal seeks to prohibit.[1] And while it is clear that the Proposal is not intended to apply to all of these Company employees, it is not clear to what precise group of individuals at the Company the Proposal is intended to apply. "Senior executives" could refer solely to the "named executive officers" of the Company (as such term is defined under Item 402 of Regulation S-K). Or, perhaps, "senior executives" is intended to cover those employees who are covered by Section 16 of the Exchange Act, those who are members of the Company's Operating Committee, those who are members of the Company's Management Committee, those who have the title of Managing Director or those who are merely designated as officer. The proposal does not provide any guidance as to whether it is intended to cover one or more of these groups, or another group altogether. Therefore, a stockholder voting on the Proposal cannot know with any reasonable certainty the meaning or impact of implementation of the Proposal. One stockholder might reasonably believe that she is voting for a Proposal that affects only a handful of the most senior officers of the Company, while another stockholder might just as reasonably believe that he is voting for a Proposal that affects a broad swath of the Company' s officers (dozens? hundreds?).

It is true that the Staff has in the past not agreed with the exclusion of other shareholder proposals for failure to define "senior executives," including with respect to a different proposal submitted by the Proponent in connection with the Company's 2015 Annual Meeting of Stockholders. *See Morgan Stanley* (March 10, 2015). However, it is important to note that the Proposal is calling for a policy which may have a real economic impact on the affected individuals – it is not (as was the case with the proposal previously submitted to the Company by the Proponent) simply calling for additional disclosure in the form of a report. This distinction magnifies the defect in the Proposal: the Company and its shareholders are being asked to respond to a Proposal which seeks the imposition of specific economic consequences on a group of individuals that the Proposal does not define with any reasonable specificity.

B. The Proposal is Ambiguous in its Intended Application to Equity Awards and Plan Amendments.

In addition, the Proposal falls within the criteria for exclusion established by the Staff under Rule 14a-8(i)(3) because it is internally inconsistent and ambiguous, such that the Company is not able to determine with reasonable certainty what action would be called for if the Proposal were adopted by shareholders.

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[1] We note that, as described in the Company's proxy statement for its 2015 Annual Meeting of Shareholders (*see* p. 77), (i) all awards vested for a government service termination are subject to clawback if the employee triggers a cancellation event (which includes competitive activity) and (ii) in order to receive vesting for a government service termination, the employee must provide the Company with proof a conflict of interest necessitating divestiture of his or her awards and sign an agreement to repay the awards if he or she triggers a cancellation event under the original award terms (which includes competitive activity).

The Proposal states that "this policy...shall apply only to equity awards *or* plan amendments that shareholders approve after the date of the 2016 annual meeting" (emphasis added). This sentence – and therefore the application of the Proposal were it to be adopted – is ambiguous in several respects.

First, is the intent that the policy apply to just equity awards, just plan amendments or both? The use of the disjunctive "or" rather than "and" suggests that the policy would apply to one but not the other – but how are either the Company or shareholders to know whether that is the intent and, if so, how the choice between the two is to be made?

Second, if the policy were to be applied to equity awards, the construction of the Proposal renders it ambiguous as to which equity awards the policy should be applied. One reading is that the policy should apply to "equity awards....that shareholders approve after the date of the 2016 annual meeting", while another equally plausible reading is that the policy should apply to "equity awards....after the date of the 2016 annual meeting." If the former formulation were applied, it is unlikely that any awards will ever be subject to the requested policy. There is no legal or regulatory requirement to submit individual equity awards for shareholder approval, and as a matter of practice (including the Company's historical practices) it would be quite unusual to do so. So if this is the intent of the policy, its implementation may have materially different consequences from what it is expected by shareholders, *i.e.*, implementation would likely have no consequences whatsoever.

Alternatively, if the latter formulation were applied, yet another ambiguity in the Proposal is revealed. Specifically, would the policy apply only to awards granted after the date of the 2016 annual meeting (notwithstanding the absence of specific language to that effect in the Proposal) or would it apply to all equity awards after the date of the 2016 annual meeting (regardless of when granted)? That would mean potentially breaching the terms of equity awards granted prior to the date of the 2016 annual meeting, which would directly conflict with the requirement of the Proposal that "this policy shall be implemented so as not to violate existing contractual obligations."

Third, if the policy were to be applied to "plan amendments", how would it interact with new equity plans? By its terms the Proposal addresses only plan amendments, and therefore the policy would not apply to equity awards made under newly adopted plans (although, oddly, it arguably would apply to amendments to newly adopted plans). This leads to a bizarre result in which, for example, the policy would apply to a plan amendment approved by shareholders after the date of the 2016 annual meeting but would not apply to a new plan approved at the same time. This outcome would likely be contrary to the expectations of shareholders voting on the Proposal.

In light of these ambiguities, it is not possible for either the Company or its shareholders to determine with any reasonable certainty the consequences of adoption of the Proposal. As noted above, this is particularly problematic given that the Proposal seeks to impose specific economic consequences but does not define with any reasonable certainty in what manner (*i.e.*, to what awards or plans) those consequences should be applied.

For the reasons stated above, the Company believes that the Proposal is properly excludable under Rule 14a-8(i)(3).

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, Morgan Stanley omits the Proposal from its 2016 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-6145 or marc.williams@davispolk.com.

Respectfully yours,



Marc O. Williams

Attachment

cc w/ att: Martin Cohen, Corporate Secretary, Morgan Stanley

Heather Slavkin Corzo, AFL-CIO

Exhibit A

Proposal

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 17, 2015

Mr. Martin M. Cohen
Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2015 proxy statement of Morgan Stanley (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2016 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 875 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at 202-637-5318 or hslavkin@aflcio.org.

Sincerely,

HSC

Heather Slavkin Corzo, Director
Office of Investment

HSC/sdw
opeiu #2, afl-cio

RESOLVED: Shareholders of Morgan Stanley (the "Company") request that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

SUPPORTING STATEMENT:

Our Company provides its senior executives with vesting of equity-based awards after their voluntary resignation of employment from the Company to pursue a career in government service. In other words, our Company gives a "golden parachute" for entering government service. For example, Company Chairman and CEO James Gorman was entitled to $9.35 million in vesting of equity awards if he had a government service termination on December 31, 2013.

At most companies, equity-based awards vest over a period of time to compensate executives for their labor during the commensurate period. If an executive voluntarily resigns before the vesting criteria are satisfied, unvested awards are usually forfeited. While government service is commendable, we question the practice of our Company providing accelerated vesting of equity-based awards to executives who voluntarily resign to enter government service.

The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's equity incentive compensation plan's award certificates contain a "Governmental Service Termination" clause that provides for the vesting of equity awards for executives who voluntarily resign to pursue a government service career (subject to certain conditions).

We believe that compensation plans should align the interests of senior executives with the long-term interests of the Company. We oppose compensation plans that provide windfalls to executives that are unrelated to their performance. For these reasons, we question how our Company benefits from providing Government Service Golden Parachutes. Surely our Company does not expect to receive favorable treatment from its former executives?

For these reasons, we urge shareholders to vote FOR this proposal.

30 North LaSalle Street
Chicago, Illinois 60602
Fax: 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

November 17, 2015

Mr. Martin M. Cohen
Corporate Secretary
Morgan Stanley
1585 Broadway, Suite C
New York, New York 10036

Dear Mr. Cohen,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 875 shares of common stock (the "Shares") of Morgan Stanley beneficially owned by the AFL-CIO Reserve Fund as of November 17, 2015. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 17, 2015. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Heather Slavkin Corzo
Director, AFL-CIO Office of Investment